Filed pursuant to Rule 424(b)(3)

Registration No. 333-119974

PROSPECTUS

OFFER TO EXCHANGE $350,000,000 Principal Amount of our Series B 2% Convertible Debentures due May 1, 2024 for all our outstanding 2% Convertible Debentures due May 1, 2024

The Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our new Series B 2% Convertible Debentures due May 1, 2024, or New Securities, for all of our outstanding 2% Convertible Debentures due May 1, 2024, or Old Securities. We refer to this offer as the “exchange offer.” The CUSIP number of the Old Securities is 758110 AF 7 and the CUSIP number of the New Securities is 758110 AH 3.

•	Upon our completion of the exchange offer, each $1,000 principal amount of Old Securities that are validly tendered and not withdrawn will be exchanged for $1,000 principal amount of New Securities on the terms set forth in this prospectus and in the accompanying letter of transmittal.

•	Tenders of Old Securities may be withdrawn at any time before midnight on the expiration date of the exchange offer.

•	As explained more fully in this prospectus, the exchange offer is subject to customary conditions as well as a 75% minimum tender condition, all of which we may waive.

•	The exchange offer expires at midnight, New York City time, on November 23, 2004, which date we refer to as the expiration date, unless extended.

The New Securities

The terms of the New Securities are similar to the terms of the Old Securities, except as set forth in a summary comparison of the Old Securities to the New Securities on page 6 of this prospectus and in the description of the New Securities on page 25 of this prospectus.

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “RBK.” The closing sale price on November 19, 2004 on the NYSE was $39.04 per share.

Neither our Board of Directors, the Dealer Manager nor any other person is making any recommendation as to whether you should choose to exchange your Old Securities for New Securities.

See “ Risk Factors” beginning on page 13 for a discussion of issues that you should consider with respect to the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Exchange Offer is:

The date of this prospectus is November 22, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, DC 20549

You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain information about Reebok at our website at www.reebok.com. Information contained on our website does not constitute a part of this prospectus and should not be relied on to make an investment decision.

We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

REEBOK SEC FILINGS (File No. 001-09340)	PERIOD

Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2004, June 30, 2004 and September 30, 2004
Current Reports on Form 8-K	Filed on April 8, 2004, April 27, 2004, July 1, 2004, July 14, 2004, October 26, 2004 and October 29, 2004
The description of our common stock as set forth in our Registration Statements on Forms 8-A and 8-A/A	Filed on July 12, 1985, July 27, 1990, April 1, 1991, December 13, 1991, February 24, 1999, June 8, 1999 and June 6, 2000

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(a) of the Exchange Act from the date of the initial filing of the registration statement of which this prospectus is a part to the end of the exchange offer shall also be deemed to be incorporated herein by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supercede information in this prospectus.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Reebok International Ltd.

1895 J. W. Foster Boulevard

Canton, Massachusetts 02021

(781) 401-5000

Attn: Office of Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, REEBOK SHOULD RECEIVE YOUR REQUEST NO LATER THAN NOVEMBER 16, 2004.

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SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Reebok,” “we,” “our” and “us” refer to Reebok International Ltd. and its consolidated subsidiaries, unless otherwise specified.

Our Business

We are a global company that designs and markets sports and fitness products, including footwear, apparel, equipment and accessories. We design, market and sell products under a number of brands, of which the four principal brands are:

•	The Reebok® Brand, which encompasses our Reebok-branded products and our sports licensing business, including our National Football League and National Basketball Association-branded products;

•	The Rockport® brand (“Rockport”);

•	The Ralph Lauren® and Polo® footwear brands (“Ralph Lauren Footwear”);

•	The Greg Norman® brand (“Greg Norman Collection”); and

•	The CCM®, JOFA® and KOHO® brands.

Our revenues are derived principally from the wholesale distribution of our products to selected athletic specialty stores and other higher-end retail shops, as well as sporting goods stores, moderate and better department stores, and shoe stores. To reinforce and further capitalize on the reputation of our brands, we also pursue opportunities to license our trademarks and other intellectual property to third parties for use on equipment, apparel, accessories, sporting goods, health clubs and related products and services.

Our common stock is listed on the New York Stock Exchange under the symbol “RBK.”

We are a Massachusetts corporation whose principal executive offices are located at 1895 J.W. Foster Boulevard, Canton, Massachusetts 02021. Our telephone number at that address is (781) 401-5000.

For additional information regarding our business, please see our Form 10-K for the year ended December 31, 2003 and our other filings with the SEC which are incorporated by reference into this document. See “Where You Can Find More Information.”

Issuance of the Old Securities

We issued the Old Securities in a private placement on April 30, 2004. Pursuant to a registration rights agreement which we entered into with the initial purchasers of the Old Securities, we agreed to use reasonable efforts to cause a shelf registration statement covering the resale of the Old Securities to become effective by November 26, 2004 and to keep it available for use until the expiration of the Rule 144(k) holding period. On July 29, 2004, we filed a resale registration statement with the SEC. We commenced the exchange offer for the Old Securities on October 26, 2004. Notwithstanding the commencement of the exchange offer, if we failed to comply with the registration rights agreement, we would incur liquidated damages with respect to any Old Securities that remain outstanding following the exchange offer. On November 19, 2004, the resale registration statement was declared effective by the SEC.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Purpose of the Exchange Offer

The purpose of the exchange offer is to exchange Old Securities for New Securities with certain different terms as a result of the adoption by the Financial Accounting Standards Board of EITF-04-8, which will, effective December 15, 2004, change the accounting rules applicable to the Old Securities. The change to the applicable accounting rules would require us to include the common stock issuable upon conversion of the Old Securities in our fully diluted shares outstanding for purposes of calculating our diluted earnings per share. We are offering New Securities in the exchange offer under which, upon conversion, we will pay to the holder cash equal to the principal amount of the New Securities being converted (or, if lower, the conversion value) and will issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of our common stock. For a more detailed description of these changes, see “Principal Differences Between the Old Securities and the New Securities.” Under EITF 04-8 and EITF 90-19, we will not be required to include any shares issuable upon conversion of the New Securities issued in the exchange offer in our fully diluted shares outstanding until the market price of our common stock exceeds the conversion price, and we will then only have to include that number of shares as would then be issuable based upon the amount by which the conversion value exceeds the principal amount. Based on the guidance in EITF 04-8 and EITF 90-19, and the conversion features of the New Securities, no adjustment will be made to earnings per share for the cash settled portion of the conversion and any shares issuable upon conversion will be included in diluted earnings per share based upon the number of shares that would be required to be delivered (if any) if the instrument had been converted at the end of the reporting period.

The Exchange Offer	We are offering to exchange $1,000 principal amount of New Securities for each $1,000 principal amount of Old Securities accepted for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions as well as a 75% minimum tender condition, all of which we may waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Expiration Date

The exchange offer will expire at midnight, New York City time, on November 23, 2004, which date we refer to as the expiration date, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the business day after the scheduled expiration of the exchange offer.

Withdrawal of Tenders	Tenders of Old Securities may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date. See “The Exchange Offer—Procedures for Exchange—Withdrawal of Tenders.”

Procedures for Exchange

If you own Old Securities held through a broker or other third party, or in “street name,” you will need to follow the instructions in the letter of transmittal on how to instruct them to tender the Old Securities on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this document. We will determine in our sole discretion whether any Old Securities have been validly tendered. Old Securities may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, or DTC’s, Automated Tender Offer Program, or ATOP, procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC must tender Old Securities through DTC’s ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your Old Securities.

Acceptance of Old Securities

If all the conditions to the exchange offer are satisfied or waived prior to the expiration date, we will accept all Old Securities validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue the New Securities promptly after the expiration date. We will issue New Securities in exchange for Old Securities only after the exchange agent has received a timely book-entry confirmation of transfer of Old Securities into the exchange agent’s DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer.

Amendment of the Exchange Offer

We reserve the right not to accept any of the Old Securities tendered, and to otherwise interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Securities that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses of the Exchange Offer	We estimate that the total fees and expenses of the exchange offer will be approximately $300,000.

Interest on the New Securities

The New Securities will bear interest from the most recent interest payment date to which interest has been paid on the Old Securities. Holders whose Old Securities are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Securities.

United States Federal Income Tax Considerations

We believe (and intend to take the position) that the modifications to the Old Securities resulting from the exchange of Old Securities for New Securities will not constitute a significant modification of the Old Securities for U.S. federal income tax purposes. If our position is respected, there would be no U.S. federal income tax consequences to a holder who exchanges Old Securities for New Securities pursuant to the exchange offer. However, the U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Securities are unclear. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. Among other things, the exchange could be a taxable transaction, with any gain treated as ordinary income and, regardless of whether the exchange is a taxable transaction, the holders of New Securities could be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Securities. See “Material United States Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.

Old Securities Not Tendered or Accepted for Exchange

Any Old Securities not accepted for exchange for any reason will be returned without expense to you as promptly as practicable after the expiration or termination of the exchange offer. If you do not exchange your Old Securities in the exchange offer, or if your Old Securities are not accepted for exchange, you will continue to hold your Old Securities and will be entitled to all the rights and subject to all the limitations applicable to the Old Securities.

Consequences of Not Exchanging Old Securities

If you do not exchange your Old Securities in the exchange offer, the liquidity of any trading market for Old Securities not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Securities are tendered and accepted for exchange in the exchange offer.

Deciding Whether to Participate in the Exchange Offer

Neither we nor our officers or directors nor the dealer manager make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Securities in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your Old Securities in the exchange offer and, if so, the aggregate amount of Old Securities to tender after reading this prospectus, including the “Risk Factors,” and the letter of transmittal and consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager	Credit Suisse First Boston LLC is the dealer manager for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Information Agent	MacKenzie Partners, Inc. is the information agent for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Principal Differences Between the Old Securities and the New Securities

The principal differences between the Old Securities and the New Securities are illustrated in the table below. However, we encourage you to refer to the other information contained in this prospectus and the documents governing the Old Securities and the New Securities, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the New Securities, see “Description of the New Securities.”

	Old Securities	New Securities
Notes Offered	$350,000,000 aggregate principal amount of Old Securities.	Up to $350,000,000 aggregate principal amount of New Securities.
Settlement Upon Conversion	Upon conversion of Old Securities, we will deliver shares of our common stock.

The form of and the method of calculating the amount payable upon conversion of the New Securities differs from that of the Old Securities. The New Securities have a conversion mechanism based on the volume weighted average price of shares of our common stock on each of the five trading days after the conversion date. Upon conversion of New Securities, we will deliver cash and, if applicable, shares of our common stock, with an aggregate value equal to the sum of the “daily conversion values” calculated for each of the five trading days immediately following the conversion date. The “daily conversion value” for each trading day is equal to one-fifth of the product of the conversion rate then in effect multiplied by the “volume weighted average price” per share of our common stock on such trading day.

For each $1,000 principal amount of New Securities surrendered for conversion, we will deliver to a holder for each of such five trading days:

• if the daily conversion value for such trading day exceeds $200 (representing one-fifth of the principal amount), (a) a cash payment of $200 and (b) the remaining daily conversion value in excess of $200 in shares of our common stock; or

• if the daily conversion value for such trading day is less than or equal to $200, a cash payment equal to the daily conversion value.

See “Description of the New Securities—Conversion of New Securities—Conversion Rate” for further explanation of, and definitions relating to, amounts deliverable upon conversion of the New Securities.

	Old Securities	New Securities
Redemption at the Option of Reebok

Prior to May 1, 2009, we may not redeem the Old Securities at our option. Beginning on May 1, 2009, we may redeem, at our option, all or a portion of the Old Securities for cash at any time at a redemption price equal to 100% of the principal amount of the Old Securities being redeemed, together with accrued interest up to but not including the date of redemption.

We may not redeem the New Securities at our option prior to May 1, 2009. We may redeem, at our option, all or a portion of the New Securities for cash on or after May 1, 2009 and prior to May 1, 2010 at a redemption price equal of 100% of the principal amount of the New Securities being redeemed, together with accrued interest up to but not including the date of redemption, if the volume weighted average price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 125% of the conversion price on such trading day. Beginning on May 1, 2010, we may redeem the New Securities on the same terms that were applicable to redemptions of the Old Securities on or after May 1, 2009.

Purchase at the Option of the Holder

On May 1, 2009, May 1, 2014 and May 1, 2019, each holder of the Old Securities may require us to purchase any outstanding Old Securities for which such holder has properly delivered and not withdrawn a written purchase notice for a price equal to 100% of the principal amount of the Old Securities being redeemed, together with accrued interest to, but excluding, the date of redemption.

In addition to having purchase rights on the same dates as the Old Securities, each holder of the New Securities may also require us to purchase any outstanding New Securities on May 1, 2010.
Principal Value Conversion

If during any five consecutive trading day period the average of the sale prices for the Old Securities for that five consecutive trading day period was less than 96% of the average of the conversion values for the Old Securities during that period, a holder may surrender Old Securities for conversion at any time during the following five business days; provided, however, that if on the date of any conversion pursuant to the sale price condition described above that is on or after May 1, 2019, the closing price of our common stock on the trading day before the conversion date is greater than 100% of the effective conversion price and less than 125% of the effective conversion price, then holders surrendering Old Securities for conversion will receive, at our option, in lieu of shares of our common stock based on the then applicable conversion rate, cash or shares of common stock with a value equal to the principal amount of the Old Securities being converted (a “principal value conversion”).

If during any five consecutive trading day period the average of the sale prices for the New Securities for that five consecutive trading day period was less than 96% of the average of the conversion values for the New Securities during that period, a holder may surrender New Securities for conversion at any time during the following five business days. The New Securities will no longer allow us the right to choose to make a principal value conversion to settle such conversions. Accordingly, the settlement of such conversions will be made as described above under “—Settlement Upon Conversion” and further in “Description of the New Securities—Conversion of New Securities—Conversion Rate.”

	Old Securities	New Securities
United States Federal Income Tax Considerations

For U.S. federal income tax purposes, holders have agreed to treat the Old Securities as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest is deemed to accrue for federal income tax purposes is 4.61%. Each holder is required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the Old Securities are outstanding. In addition, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or repurchase of the Old Securities. In particular, a holder will recognize ordinary income upon a conversion of an Old Security into our common stock, and if a holder requires us to repurchase the holder’s Old Security and we elect to pay the repurchase price in shares of our common stock, upon such a repurchase, equal to the excess, if any, of the value of the common stock received on the conversion or such repurchase over the holder’s adjusted tax basis in the Old Security. However, the proper United States federal income tax treatment of a holder of an Old Security is uncertain in various respects.

We believe (and intend to take the position) that the modifications to the Old Securities resulting from the exchange of Old Securities for New Securities will not constitute a significant modification of the Old Securities for U.S. federal income tax purposes. If our position is respected, the New Securities would be treated as a continuation of the Old Securities and the U.S. federal income tax considerations with respect to the New Securities would be identical to the Old Securities. However, the U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Securities are unclear. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. Among other things, the exchange could be a taxable transaction, with any gain treated as ordinary income and, regardless of whether the exchange is a taxable transaction, the holders of New Securities could be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Securities. See “Material United States Federal Income Tax Considerations.”

The New Securities

New Securities	$350,000,000 aggregate principal amount of our new Series B 2% Convertible Debentures due May 1, 2024.

Maturity of the New Securities	May 1, 2024.

Regular Interest

The New Securities will bear regular interest at an annual rate of 2%. Regular interest is payable on May 1 and November 1, commencing May 1, 2005 through May 1, 2009. After May 1, 2009, regular interest on the New Securities will accrue at the rate of 2%, compounded semi-annually, and be due and payable upon the earlier to occur of redemption, repurchase or final maturity.

Contingent Interest

We will pay contingent interest to the holders of the New Securities during any six-month period from May 1 through October 31 and from November 1 through April 30 commencing with the six-month period beginning on May 1, 2009 if the average trading price of the New Securities on the five trading days immediately preceding the third day before the first day of the applicable six-month period equals or exceeds 120% of the sum of the principal amount of, plus accrued and unpaid regular interest on, the New Securities. The amount of contingent interest payable per $1,000 principal amount of New Securities during the applicable six-month period will equal an annual rate of 0.30% of the average trading price of such $1,000 principal amount of New Securities during the applicable five-trading-day reference period, payable in arrears.

Conversion Rate

The initial conversion rate is 19.5086 shares of common stock per $1,000 principal amount of New Securities. This is equivalent to an initial conversion price of approximately $51.2594 per share of common stock (calculated by dividing $1,000 in principal amount of New Securities by the conversion rate). The initial conversion rate is subject to adjustment upon the occurrence of a number of events described in detail under “Description of the New Securities—Conversion of New Securities—Conversion Rate Adjustments,” including, among others, if we effect a stock split or combination, make regular cash dividends in excess of $0.15 per share in any semi-annual period or purchase shares of our common stock in a tender offer.

Once New Securities are tendered for conversion, holders tendering the New Securities will be entitled to receive, per $1,000 principal amount of New Securities, cash and, if applicable, shares of our common stock, with an aggregate value equal to the sum of the “daily conversion values” calculated for each of the five trading days immediately following the conversion date (each such trading day, a “measurement day”). The “daily conversion value” for each measurement day is equal to one-fifth of the product of the conversion rate then in effect multiplied by the “volume weighted average price” per share of our common stock on such measurement day. As a result, upon conversion holders may receive all or mostly cash as opposed to shares of our common stock.

For each $1,000 principal amount of New Securities surrendered for conversion, you will be entitled to receive for each of the five measurement days:

(1) if the daily conversion value for such measurement day exceeds $200 (representing one-fifth of the principal amount), (a) a cash payment of $200 and (b) the remaining daily conversion value in excess of $200 (the “daily net share settlement value”) in shares of our common stock; or

(2) if the daily conversion value for such measurement day is less than or equal to $200, a cash payment equal to the daily conversion value (which payment would be less than one-fifth of the principal amount).

The number of shares of our common stock to be delivered under clause (1) above for any measurement day will be determined by dividing the daily net share settlement value for such measurement day by the volume weighted average price per share of our common stock on such measurement day. A holder that would otherwise be entitled to a fractional share of our common stock for any measurement day will in lieu thereof receive cash equal to the product of such fraction multiplied by the volume weighted average price per share of our common stock on such measurement day. The effect of the settlement mechanics described above is that holders will not receive shares of our common stock upon conversion except to the extent that the volume weighted average price of our common stock on any measurement day exceeds $51.2594, assuming the initial conversion rate has not been adjusted. A volume weighted average price of $51.2594 per share on any measurement day would result in a daily conversion value for such day of $200. To date, our common stock has not traded above $51.2594. See “Description of the New Securities—Conversion of New Securities—Conversion Rate” and “Description of the New Securities—Conversion of New Securities—Conversion Rate Adjustments.”

Conversion Rights	Holders may surrender New Securities for conversion into cash and, if applicable, shares of our common stock prior to the maturity date only if any of the following conditions is satisfied:

• on any business day if the average of the closing prices of our common stock for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices per share of our common stock during such 20 trading day period;

• during the five business day period after any five consecutive trading day period if the average of the sale prices of the New Securities for such five consecutive trading day period is less than 96% of the average of the conversion values of the New Securities during that period;

• if the credit ratings on the New Securities are downgraded by Moody’s Investors Service, Inc. to or below Ba2 and by Standard & Poor’s Rating Service to or below BB+, for so long as the downgrade is in effect;

• if we have called the New Securities for redemption; or

• if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

See “Description of the New Securities—Conversion of New Securities—General.”

Ranking

The New Securities will be unsecured and unsubordinated obligations and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including any Old Securities that may remain outstanding. The New Securities will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2004 we had total indebtedness of approximately $499,001,000.

Sinking Fund	None.

Redemption of the New Securities at the Option of Reebok

We may not redeem the New Securities prior to May 1, 2009. We may redeem, at our option, all or a portion of the New Securities for cash on or after May 1, 2009 and prior to May 1, 2010, at a redemption price equal to 100% of the principal amount of the New Securities plus accrued and unpaid interest up to but not including the rate of redemption, if the volume weighted average price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 125% of the conversion price on such trading day. We may redeem, at our option, all or a portion of the New Securities for cash at any time on or after May 1, 2010, at a redemption price equal to 100% of the principal amount of the New Securities plus accrued and unpaid interest up to but not including the date of redemption. See “Description of the New Securities—Redemption of New Securities at the Option of Reebok.”

Purchase of the New Securities at the Option of the Holder

Holders may require us to purchase all or a portion of their New Securities on May 1, 2009, May 1, 2010, May 1, 2014 and May 1, 2019 for a price equal to 100% of the principal amount of the New Securities being redeemed, together with accrued interest up to but not including the date of redemption. We are required to pay the purchase price in cash. See “Description of the New Securities—Purchase of New Securities at the Option of the Holder.”

Change in Control

Upon a change in control of our company, each holder may require us to repurchase all or a portion of such holder’s New Securities for cash at a price equal to 100% of the principal amount of the New Securities being redeemed, together with accrued interest to, but excluding, the date of redemption. See “Description of the New Securities—Change in Control Permits Purchase of New Securities by Reebok at the Option of the Holder.”

Events of Default

If there is an event of default on the New Securities, the principal amount of the New Securities plus the accrued interest may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

DTC Eligibility

The New Securities will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the New Securities—Book-Entry System.”

United States Federal Income Tax Considerations

We believe (and intend to take the position) that the modifications to the Old Securities resulting from the exchange of Old Securities for New Securities will not constitute a significant modification of the Old Securities for U.S. federal income tax purposes. If our position is respected, the New Securities would be treated as a continuation of the Old Securities. However, the U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Securities are unclear. Each holder will agree in the indenture, for United States federal income tax purposes, to treat the New Securities as contingent payment debt instruments that are a continuation of the Old Securities and to continue to accrue interest in the same manner and amount as for the Old Securities unless otherwise required by law. Pursuant to this agreement and to the Treasury regulations that govern contingent payment debt instruments, each holder will be required to accrue interest on a constant yield to maturity basis at a rate of 4.61% compounded semiannually, with the result that a holder will recognize taxable income significantly in excess of the stated interest and contingent interest, if any, that is paid or accrued while the New Securities are outstanding. In addition, under the contingent payment debt instrument rules, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or repurchase of the New Securities. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. Among other things, the exchange could be a taxable transaction, with any gain treated as ordinary income and, regardless of whether the exchange is a taxable transaction, the holders of New Securities could be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Securities. See “Material United States Federal Income Tax Considerations.”

Annual Compliance Certificate…

We are required under the indenture to deliver to the trustee within 120 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2004) an officer’s certificate stating whether or not we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture and describing any such defaults.

New York Stock Exchange Symbol for our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “RBK.”

Risk Factors	You should read the “Risks Related to the New Securities” section, beginning on page 13, to understand the risks associated with an investment in the New Securities.

RISK FACTORS

Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging Old Securities for New Securities. In addition to the risks described below, prospective investors also should carefully consider the information set forth in our annual report on Form 10-K for the year ended December 31, 2003 under the heading “Issues and Uncertainties.”

Risks Related to the New Securities

An active trading market for the New Securities may not develop.

Prior to the exchange offer, there has been no trading market for the New Securities and there has not been an active trading market for the Old Securities. The liquidity of the trading market for the New Securities will depend in part on the level of participation of the holders of Old Securities in the exchange offer. The greater the participation in the exchange offer, the greater the potential liquidity of the trading market for the New Securities and the lesser the liquidity of any trading market for the Old Securities not tendered in the exchange offer. As a result, a market for the New Securities may not develop and, if one does develop, it may not be maintained. Future trading prices of the New Securities will depend on many factors including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. If an active market for the New Securities fails to develop or be sustained, the trading price and liquidity of the New Securities could be materially adversely affected.

We may not be able to raise the funds necessary to finance a change in control purchase, a purchase at the option of the holder or the cash portion of the conversion on payment.

On May 1, 2009, May 1, 2010, May 1, 2014 and May 1, 2019, and upon the occurrence of specific kinds of change in control events occurring on or before May 1, 2024, holders of New Securities may require us to purchase their New Securities. In addition, we will be required to pay a portion of the amount due to holders on conversion in cash. However, it is possible that we would not have sufficient funds at that time to make the required purchase of New Securities or cash payment. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See “Description of the New Securities—Purchase of New Securities at the Option of the Holder” and “—Change in Control Permits Purchase of New Securities by Reebok at the Option of the Holder.”

The conditional conversion feature of the New Securities could result in you not being able to receive the value of the shares into which a New Securities is convertible.

The New Securities are convertible into cash and, if applicable, shares of our common stock only if specified conditions are met, such as if on any business day the average closing price of our common stock for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices of our common stock during such 20 trading day period. Based on the initial conversion price of $51.2594, in order to meet such condition, the average closing price of our common stock for the specified period would need to exceed $65.3243, a price which our common stock has never reached. If the specified conditions for conversion are not met, you will not be able to convert your New Securities, and you may not be able to receive the value of the cash and, if applicable, shares into which the New Securities would otherwise be convertible.

The price of the shares, and therefore the price of the New Securities, may fluctuate significantly, which may make it difficult for holders to resell the New Securities or the shares issuable upon conversion of the New Securities when desired or at attractive prices.

The market prices of our securities are subject to significant fluctuations in response to many different factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the New Securities. There could be quarters in which we experience shortfalls in revenue and/or earnings from levels expected by securities analysts and investors, which could have an immediate and significant adverse effect on the trading price of our securities, including our common stock and the New Securities.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the New Securities are convertible into cash and, if applicable, shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the New Securities.

Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the New Securities are convertible only at an effective conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the New Securities to decline.

Pursuant to the Indenture, holders of the New Securities will be required to include as ordinary interest income amounts in excess of the interest payments received, as well as certain amounts received upon sale, conversion, redemption or other disposition.

Each holder will agree in the indenture, for United States federal income tax purposes, to treat the New Securities as contingent payment debt instruments that are a continuation of the Old Securities and to continue to accrue interest in the same manner and amount as for the Old Securities unless otherwise required by law. Pursuant to this agreement and to the Treasury regulations that govern contingent payment debt instruments, each holder will be required to accrue interest on a constant yield to maturity basis at a rate of 4.61% compounded semiannually, with the result that a holder will recognize taxable income significantly in excess of the stated interest and contingent interest, if any, that is paid or that accrued while the New Securities are outstanding. In addition, under the contingent payment debt instrument rules, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or repurchase of the New Securities.

The change in control purchase feature of the New Securities may delay or prevent an otherwise beneficial takeover attempt of our company.

The terms of the New Securities require us to purchase the New Securities for cash in the event of specific kinds of change in control events. A takeover of our company would trigger the requirement that we purchase the New Securities. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Risks Related to the Exchange Offer

If you do not exchange your Old Securities, the Old Securities you retain may become less liquid as a result of the exchange offer.

Prior to the exchange offer, there has been no trading market for the New Securities and there has not been an active trading market for the Old Securities. If a significant number of Old Securities are exchanged in the exchange offer, the liquidity of the trading market for the Old Securities, if any, after the completion of the exchange offer may be substantially reduced. Any Old Securities exchanged will reduce the aggregate number of Old Securities outstanding. As a result, the Old Securities may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Securities will exist or be maintained and we cannot assure you as to the prices at which the Old Securities may be traded.

The U.S. federal income tax consequences of the exchange offer are unclear.

We intend to take the position that the exchange of Old Securities for New Securities does not constitute a significant modification of the Old Securities for U.S. federal income tax purposes, and that the New Securities will be treated as a continuation of the Old Securities. Consistent with this position there will be no U.S. federal income tax consequences to a Holder who exchanges Old Securities for New Securities pursuant to the exchange offer. That position, however, is uncertain and could be challenged by the IRS. If, contrary to our position, the exchange of Old Securities for the New Securities constitutes a significant modification of the Old Securities, the exchange of an Old Security for a New Security would be treated as an exchange for U.S. federal income tax purposes possibly resulting in the recognition of gain or loss. In addition, in this case, the New Securities would be treated as newly issued securities and the tax rules applicable to the New Securities may materially differ from the tax rules applicable to the Old Securities. Among other things, the Holders may be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Securities.

Risks Related to Our Business

In addition to the risks related to our business set forth in our annual report on Form 10-K for the year ended December 31, 2003, we face the following additional risks:

We may not successfully integrate the hockey apparel and equipment business of our recent acquisition, The Hockey Company Holdings Inc., with our existing businesses or, as a result of such failure or the current, or any future, labor disruption, realize the anticipated value of this company’s exclusive license arrangements with the National Hockey League.

We recently acquired all of the common shares of The Hockey Company Inc. in transactions completed on July 23, 2004. We can provide no assurance that we will successfully integrate the operations of the acquired company into our operations.

In addition, the collective bargaining agreement between the NHL and the NHL Players’ Association expired on September 15, 2004 and there currently is a work stoppage in effect. The popularity of the NHL affects the sales of our hockey equipment and hockey-related apparel. Our brands receive significant on-ice exposure as a result of our license agreement with the NHL.

As a result of the current NHL work stoppage, the popularity of the NHL could suffer and our brands will not receive any on-ice exposure during NHL games. This, together with the absence of in-stadium sales during a work stoppage, could significantly affect our apparel sales. In addition, during the work stoppage, we will continue to have certain royalty payment obligations, although reduced, under the new NHL License Agreement.

FORWARD LOOKING INFORMATION

This prospectus and the information incorporated by reference in this prospectus may include forward looking statements with respect to our sales, revenues, earnings, spending, margins, cash flow, future orders, inventory, products, actions, plans, strategies and objectives that are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” and “would.” Factors that might affect such forward looking statements include, among other things:

•	economic conditions in our major markets;

•	competition;

•	shifts in consumer preferences;

•	the ability to maintain advantageous licenses with our licensors;

•	risks associated with our international sales, distribution and manufacturing;

•	increases in raw material prices;

•	our ability to manage and forecast our growth and inventories;

•	the loss of significant customers or suppliers;

•	the effect of currency fluctuations; and

•	other factors mentioned or incorporated by reference in this prospectus, including the “Issues and Uncertainties” described in our 2003 Annual Report on Form 10-K.

These or other events or circumstances could cause our actual performance or financial results in future periods to differ materially from those expressed in the forward-looking statements. We undertake no obligation to make any revisions to the forward-looking statements contained in this prospectus or the documents incorporated by reference in this prospectus, or to update the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus unless the securities laws require us to do so.

RATIO OF EARNINGS TO FIXED CHARGES

Year Ended December 31,					Nine Months Ended September 30,
1999	2000	2001	2002	2003	2003	2004
1.32	3.39	4.03	5.40	6.04	6.48	7.29

The ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance expenses.

PRICE RANGE AND DIVIDEND HISTORY OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “RBK.” Set forth below are the high and low sales prices for our common stock, as reported on the New York Stock Exchange composite transaction reporting system, for the quarterly periods listed below.

	High	Low
Year Ending on December 31, 2004
4th Quarter (through November 19, 2004)	$40.14	$34.84
3rd Quarter	36.75	31.25
2nd Quarter	42.95	33.54
1st Quarter	41.54	37.23

Year Ending on December 31, 2003
4th Quarter	$40.70	$33.25
3rd Quarter	36.25	31.50
2nd Quarter	35.20	29.50
1st Quarter	33.55	28.52

Year Ending on December 31, 2002
4th Quarter	$29.77	$21.25
3rd Quarter	30.25	22.70
2nd Quarter	30.20	24.63
1st Quarter	29.95	25.01

We did not pay cash dividends during 2002. On September 3, 2003, we initiated payment of a semi-annual cash dividend in the amount of $0.15 per share on our common stock. Currently, we intend to continue this semi-annual dividend policy. Our payment of dividends in the future, however, will be determined by our board of directors and will depend on business conditions, our financial condition and earnings and other factors. In February 2004, our board of directors approved the continuation of our share repurchase program and authorized the repurchase of an additional $111.0 million of our common stock bringing the total authorized remaining under this program, as of the date of the board’s approval, to $150.0 million.

THE EXCHANGE OFFER

Securities Subject to the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of New Securities for each $1,000 principal amount of validly tendered and accepted Old Securities. We are offering to exchange all of the Old Securities. However, the exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal.

Deciding Whether to Participate in the Exchange Offer

Neither our directors and officers nor the dealer manager make any recommendation to the holders of Old Securities as to whether or not to tender all or any portion of your Old Securities. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Securities and, if so, the amount of Old Securities to tender.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange any Old Securities tendered, and we may terminate or amend this offer if any of the following conditions to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the New Securities:

(i)	At least 75% of the aggregate principal amount outstanding of the Old Securities shall have been validly tendered and not withdrawn.

(ii)	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of Old Securities under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Old Securities under the exchange offer, or

•	in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of Old Securities in deciding whether to accept the exchange offer.

(iii)	(a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the National Association of Securities Dealers, Inc.; (b) there shall not have been any suspension or limitation of trading of any securities of Reebok on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

(iv)

The trustee with respect to the Old Securities shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer, the exchange of Old Securities under the exchange offer, nor shall the trustee or any holder of Old Securities have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Securities under the exchange offer.

(v)	The registration statement and any post-effective amendment to the registration statement covering the New Securities is effective under the Securities Act.

All of the foregoing conditions are for the sole benefit of us and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

(a)	terminate the exchange offer and return all tendered Old Securities to the holders thereof;

(b)	modify, extend or otherwise amend the exchange offer and retain all tendered Old Securities until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see “—Expiration Date; Extensions; Amendments” and “—Proper Execution and Delivery of Letter of Transmittal—Withdrawal of Tenders” below); or

(c)	waive the unsatisfied conditions and accept all Old Securities tendered and not previously withdrawn.

Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us or the exchange offer.

Expiration Date; Extensions; Amendments

For purposes of the exchange offer, the term “expiration date” shall mean midnight, New York City time, on November 23, 2004, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion, to (1) extend the exchange offer, (2) terminate the exchange offer upon failure to satisfy any of the conditions listed above or (3) amend the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.

If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of no less than five business days. Any change in the consideration offered to holders of Old Securities in the exchange offer shall be paid to all holders whose Old Securities have previously been tendered pursuant to the exchange offer.

Effect of Tender

Any valid tender by a holder of Old Securities that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and the accompanying letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Securities will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Securities, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

Holders of Old Securities do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

Acceptance of Old Securities for Exchange

The New Securities will be delivered in book-entry form on the settlement date which we anticipate will be promptly following the expiration date of the exchange offer, after giving effect to any extensions.

We will be deemed to have accepted validly tendered Old Securities when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of New Securities will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the Old Securities for the purpose of receiving book-entry transfers of Old Securities in the exchange agent’s account at DTC. If any validly tendered Old Securities are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if Old Securities are validly withdrawn, such withdrawn Old Securities will be returned without expense to the tendering holder or such Old Securities will be credited to an account maintained at DTC designated by the DTC participant who so delivered such Old Securities, in either case, promptly after the expiration or termination of the exchange offer.

Procedures for Exchange

If you hold Old Securities that you wish to exchange for New Securities, you must validly tender, or cause the valid tender of, your Old Securities using the procedures described in this prospectus and in the accompanying letter of transmittal.

Only registered holders of Old Securities are authorized to tender the Old Securities. The procedures by which you may tender or cause to be tendered Old Securities will depend upon the manner in which the Old Securities are held, as described below.

Tender of Old Securities Held Through a Nominee

If you are a beneficial owner of Old Securities that are held through a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender Old Securities in the exchange offer, you should contact your nominee promptly and instruct it to tender the Old Securities on your behalf using one of the procedures described below.

Tender of Old Securities Through DTC

Pursuant to authority granted by DTC, if you are a DTC participant that has Old Securities credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old Securities as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Securities credited to their accounts. If you are not a DTC participant, you may tender your Old Securities by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Securities at DTC for purposes of the exchange offer.

Any DTC participant may tender Old Securities by:

(a)	effecting a book-entry transfer of the Old Securities to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering Old Securities that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date of the exchange offer; or

(b)	completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus.

With respect to option (a) above, the exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP.

The letter of transmittal (or facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, must be transmitted to and received by the exchange agent prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Letter of Transmittal

Subject to and effective upon the acceptance for exchange and exchange of New Securities for Old Securities tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of Old Securities:

•	irrevocably sells, assigns and transfers to or upon the order of Reebok all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the Old Securities tendered thereby;

•	waives any and all rights with respect to the Old Securities;

•	releases and discharges us, and the trustee with respect to the Old Securities, from any and all claims such holder may have, now or in the future, arising out of or related to the Old Securities, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Securities, but excluding any claims arising now or in the future under federal securities laws;

•	represents and warrants that the Old Securities tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws;

•	designates an account number of a DTC participant to which the New Securities are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Securities, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Securities tendered to be assigned, transferred and exchanged in the exchange offer.

Proper Execution and Delivery of Letter of Transmittal

If you wish to participate in the exchange offer, delivery of your Old Securities, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date with respect to the exchange offer to allow sufficient time to ensure timely delivery.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (an “Eligible Guarantor Institution”), unless the Old Securities tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an Eligible Guarantor Institution.

Withdrawal of Tenders

Tenders of Old Securities in connection with the exchange offer may be withdrawn:

•	at any time during the period the exchange offer remains open, as such date may be extended; and

•	if not yet accepted for payment, after the expiration of 40 business days from the commencement of the exchange offer.

Tenders of Old Securities may not be withdrawn at any time after the expiration date of the exchange offer except as noted above.

Beneficial owners desiring to withdraw Old Securities previously tendered should contact the DTC participant through which such beneficial owners hold their Old Securities. In order to withdraw Old Securities previously tendered, a DTC participant may, prior to the expiration date of the exchange offer, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the beneficial owner and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

A written or facsimile transmission notice of withdrawal may also be received by the exchange agent at its address set forth on the back cover of this document. The withdrawal notice must:

•	specify the name of the person who tendered the Old Securities to be withdrawn;

•	contain a description of the Old Securities to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Old Securities (unless such Old Securities were tendered by book-entry delivery), and the aggregate principal amount represented by such Old Securities; and

•	be signed by the holder of such Old Securities in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Securities.

Withdrawals of tenders of Old Securities may not be rescinded and any Old Securities withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Securities, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (whose determination shall be final and binding). Neither we, the exchange agent, the dealer manager, the information agent, the trustee nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Miscellaneous

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Securities in connection with the exchange offer will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Old Securities in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of Old Securities unless we waive that condition for all such holders. None of Reebok, the exchange agent, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tenders of Old Securities involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Securities received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such Old Securities by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Securities to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Securities in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

•	if tendered Old Securities are registered in the name of any person other than the person signing the letter of transmittal.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Securities tendered by such holder.

Exchange Agent

U.S. Bank National Association has been appointed the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Securities, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address set forth on the back cover page of this prospectus. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

MacKenzie Partners, Inc. has been appointed as the information agent for the exchange offer, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Securities may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer.

Dealer Manager

We have retained Credit Suisse First Boston to act as dealer manager in connection with the exchange offer.

We will reimburse the dealer manager for certain out-of-pocket expenses, including the fees and expenses of its legal counsel incurred in connection with the exchange offer, but are not compensating the Dealer Manager based on the number of securities tendered in this exchange offer. The obligations of the dealer manager are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the dealer manager may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer manager at the address set forth on the back cover page of this prospectus.

From time to time, the dealer manager and its affiliates have provided investment banking, commercial banking and financial advisory services to us for customary compensation. At any given time, the dealer manager may trade the Old Securities or other securities or securities of ours or our affiliates for its own accounts or for the accounts of its customers, and accordingly, may hold a long or a short position in the Old Securities or such other securities. The dealer manager was an initial purchaser of the Old Securities.

None of the dealer manager, the information agent or the exchange agent assume any responsibility for the accuracy or completeness of the information concerning us or our affiliates contained in this document or related documents or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

Other Fees and Expenses

Tendering holders of Old Securities will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

The principal solicitation is being made by mail. However, additional solicitations may be made by telegraph, facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by officers and other employees of Reebok.

DESCRIPTION OF THE NEW SECURITIES

We will issue the New Securities under an indenture between us and U.S. Bank National Association, as trustee. The following summarizes the material provisions of the New Securities and the indenture, but it does not contain all of the provisions of the indenture. We urge you to read the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part, because it, and not this description, defines your rights as a holder of the New Securities.

As used in this description, the words “Reebok,” “we,” “us” or “our” do not include any of our current or future subsidiaries.

General

We will issue up to $350,000,000 aggregate principal amount of New Securities in exchange for the Old Securities in the Exchange Offer. The New Securities will mature on May 1, 2024. The New Securities will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, the City of New York. The New Securities will be issued in denominations of $1,000 and integral multiples thereof. The New Securities are convertible, subject to the conditions described under “—Conversion of New Securities,” into cash and, if applicable, shares of our common stock if certain specified conditions are satisfied as described below under “—Conversion of New Securities.”

Holders may present New Securities for conversion at the office of the conversion agent and may present New Securities for registration of transfer at the office of the trustee.

Each holder will agree in the indenture, for United States federal income tax purposes, to treat the New Securities as contingent payment debt instruments that are a continuation of the Old Securities and to continue to accrue interest in the same manner and amount as for the Old Securities unless otherwise required by law. Pursuant to this agreement and to the Treasury regulations that govern contingent payment debt instruments, each holder will be required to accrue interest on a constant yield to maturity basis at a rate of 4.61% compounded Semiannually, with the result that a holder will recognize taxable income significantly in excess of the stated interest and contingent interest, if any, that is paid or that accrued while the New Securities are outstanding. In addition, under the contingent payment debt instrument rules, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or repurchase of the New Securities.

Ranking of New Securities

The New Securities are our unsecured and unsubordinated obligations. The New Securities rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including any Old Securities that may remain outstanding. The New Securities are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2004, we had total indebtedness of approximately $499,001,000.

Regular Interest

Regular interest on the New Securities accrues at a rate of 2% per annum. Regular interest is payable semiannually in arrears on May 1 and November 1, commencing on May 1, 2005 through May 1, 2009, to holders of record. The record dates for the payment of interest will be April 15 and October 15 immediately preceding the relevant interest payment date. After May 1, 2009, we will not pay regular interest on the New Securities prior to maturity, but regular interest will accrue at a rate of 2%, compounded semi-annually and be payable upon redemption, repurchase or final maturity. Interest on the New Securities will accrue from the most recent date to which interest has been paid on the Old Securities. Holders whose Old Securities are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Securities. We will calculate interest on the basis of a 360-day year composed of twelve 30-day months. We may, at our option, pay interest on the New Securities by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at its election.

We will not be required to make any payment on the New Securities due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Interest will cease to accrue on a New Security upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a New Security that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such New Security.

Contingent Interest

We will pay contingent interest to the holders of the New Securities during any six-month period from May 1 through October 31 and from November 1 through April 30, commencing with the six-month period beginning on May 1, 2009, if the average trading price (as defined below) of the New Securities during the five trading days immediately preceding the third day before the first day of the applicable six-month period equals or exceeds 120% of the sum of the principal amount of, plus accrued and unpaid regular interest on, the New Securities.

On any interest payment date when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of New Securities will equal 0.30% per year of the average trading price of such $1,000 principal amount of New Securities during the applicable five-trading-day reference period, payable in arrears.

We will notify the holders of the New Securities by press release or otherwise upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

The “trading price” of the New Securities on any date of determination means the average of the secondary bid quotations per New Security obtained by the calculation agent, which will initially be the trustee, for $5.0 million aggregate principal amount of New Securities at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	three such bids cannot reasonably be obtained by the calculation agent, but two such bids can be reasonably obtained, then the average of the two bids shall be used; and

•	if only on such bid can reasonably be obtained by the calculation agent, that one bid shall be used.

If the calculation agent cannot reasonably obtain at least one such bid, or, if in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New Securities, then the trading price of the New Securities on any date of determination will equal (1) the applicable conversion rate of the New Securities as of such determination date multiplied by (2) the average closing price (as defined below) of our common stock on the five trading days ending on such determination date.

Conversion of New Securities

General

Holders may surrender the New Securities for conversion into cash and, if applicable, shares of our common stock subject to the conversion rate adjustments described below, if any of the following conditions is satisfied:

•	on any business day if the average of the closing prices of our common stock for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices per share of our common stock during such 20 trading day period;

•	during the five business day period after any five consecutive trading day period if the average of the sale prices of the New Securities for such five consecutive trading day period is less than 96% of the average of the conversion values of the New Securities during that period, subject to certain limitations;

•	if the credit ratings on the New Securities are downgraded by Moody’s Investors Service, Inc. to or below Ba2 and by Standard & Poor’s Rating Services to or below BB+, for so long as the downgrade is in effect;

•	if we have called the New Securities for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender New Securities for conversion into cash and, if applicable, shares of our common stock on any business day if the average closing prices of our common stock on the New York Stock Exchange, or if the shares are not then quoted on the New York Stock Exchange, such other principal national securities exchange on which our common stock is listed, for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices per share of our common stock during such 20 trading day period.

The “closing price” of our common stock on any date means the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded.

The “effective conversion price” per share of our common stock means (1) until May 1, 2009, $1,000 principal amount of New Securities and (2) thereafter, the principal amount plus accrued and unpaid regular interest on $1,000 principal amount of New Securities, in each case divided by the number of shares into which each $1,000 principal amount of New Securities is convertible.

Conversion Upon Sale Price of the New Securities Falling Below Trading Value of the New Securities

If during any five consecutive trading day period, the average of the sale prices (defined below) for the New Securities for that five consecutive trading day period was less than 96% of the average of the conversion values (defined below) for the New Securities during that period, a holder may surrender New Securities for conversion at any time during the following five business days.

The conversion agent will determine whether the New Securities are convertible pursuant to the foregoing trading price condition only after being requested to do so by us. We will have no obligations to make that request unless a holder of the New Securities provides us with reasonable evidence that the foregoing trading price condition has been satisfied. If a holder provides such evidence, we will instruct the conversion agent to determine the sale prices and conversion values for the applicable period.

We define “sale price” in the indenture to mean, on any date of the determination, the average of the secondary bid quotations per New Security obtained by the conversion agent for $5.0 million aggregate principal amount of the New Securities at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if at least three such bids cannot reasonably be obtained, but two such bids can reasonably be obtained, then the average of these two bids shall be used; provided, further, that if at least two such bids cannot reasonably be obtained, but one such bid can reasonably be obtained, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5.0 million aggregate principal amount of the New Securities from an independent nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New Securities, then the trading price of the New Securities will be deemed to be less than 96% of the conversion values for the New Securities during that period.

We define the “conversion value” of a New Security in the indenture to mean the product of the closing price of our common stock on any date of determination multiplied by the conversion rate of the New Security in effect on that date.

Conversion Upon a Ratings Downgrade

If at any time each of Moody’s and S&P has downgraded the credit ratings on the New Securities to or below Ba2 and BB+, respectively, then, so long as such downgrades are in effect, holders may surrender their New Securities for conversion into cash and, if applicable, shares of our common stock.

Conversion Upon Notice of Redemption

A holder may surrender for conversion a New Security called for redemption at any time prior to close of business one business day prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or notice of its exercise of its option to require us to repurchase such holder’s New Securities upon the occurrence of a change in control (defined below) with respect to a New Security, however, the holder may not surrender that New Security for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days, our common stock at less than the current market price (as defined in the indenture) on the record date for such issuance, or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) or (2) of the description below of adjustments to the conversion rate), which distribution, together with all other distributions within the preceding twelve months, has a per share value exceeding ten percent of the current market price of our common stock as of the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the New Securities at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their New Securities for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date of our announcement that such distribution will not take place. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

In addition, in the event that we are a party to a consolidation, merger, transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the New Securities may be surrendered for conversion at any time from or after the date which is 15 days prior to the anticipated effective time of the transaction until 15 days after the actual date of such transaction. If the transaction also constitutes a “change in control,” the holder can require us to purchase all or a portion of its New Securities as described under “—Purchase of New Securities at Your Option upon a Change in Control.”

Conversion Procedures

Delivery of cash and, if applicable, shares of our common stock upon conversion in accordance with the terms of the New Securities will be deemed to satisfy our obligation to pay the principal amount of the New

Securities, including any accrued and unpaid interest. Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for accrued interest or additional interest.

The right of conversion attaching to any New Security may be exercised (a) if such New Security is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of the Depositary Trust Company (DTC), or (b) if such New Security is represented by a certificated security, by delivery of such New Security at the specified office of the conversion agent, accompanied, in ether case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the New Security and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a New Security for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of cash and, if applicable, shares of our common stock upon conversion in a name other than that of the holder.

A holder may convert fewer than all of such holder’s New Securities so long as the New Securities converted are in integral multiples of $1,000 principal amount. In lieu of issuing fractional shares of common stock upon conversion of New Securities, we will pay cash for the fractional amount based upon the closing price of the common stock on the last trading day prior to the date of conversion.

If a holder surrenders New Securities for conversion during the period after any interest record date and prior to the corresponding interest payment date, the holder must pay us the interest payable on those New Securities, unless they have been called for redemption on a redemption date within the period or on the interest payment date. If the New Securities are called for redemption or are subject to purchase following a change in control, your conversion rights on the New Securities called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the New Securities are presented for redemption for purchase, unless we default in the payment of the redemption price or purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and the New Securities are redeemed or purchased. If you have submitted your New Securities for purchase upon a change in control, you may only convert your New Securities if you withdraw your election in accordance with the indenture.

Conversion Rate

The initial conversion rate is 19.5086 shares of common stock per $1,000 principal amount of New Securities, subject to adjustment as described under “Conversion Rate Adjustments.” This is equivalent to an initial conversion price of approximately $51.2594 per share of common stock (calculated by dividing $1,000 in principal amount of New Securities by the conversion rate).

Once New Securities are tendered for conversion, holders tendering the New Securities will be entitled to receive, per $1,000 principal amount of New Securities, cash and, if applicable, shares of our common stock, with an aggregate value equal to the sum of the “daily conversion values” calculated for each of the five trading days immediately following the conversion date (each such trading day, a “measurement day”). The “daily conversion value” for each measurement day is equal to one-fifth of the product of the conversion rate then in effect multiplied by the “volume weighted average price” per share of our common stock on such measurement day.

For each $1,000 principal amount of New Securities surrendered for conversion, you will be entitled to receive for each of the five measurement days:

(1) if the daily conversion value for such measurement day exceeds $200 (representing one-fifth of the principal amount), (a) a cash payment of $200 and (b) the remaining daily conversion value in excess of $200 (the “daily net share settlement value”) in shares of our common stock; or

(2) if the daily conversion value for such measurement day is less than or equal to $200, a cash payment equal to the daily conversion value.

The number of shares of our common stock to be delivered under clause (1) above for any measurement day will be determined by dividing the daily net share settlement value for such measurement day by the volume weighted average price per share of our common stock on such measurement day. A holder that would otherwise be entitled to a fractional share of our common stock for any measurement day will in lieu thereof receive cash equal to the product of such fraction multiplied by the volume weighted average price per share of our common stock on such measurement day.

The “volume weighted average price” per share of our common stock on any measurement day will be the volume weighted average price on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal exchange on which our common stock is then listed or traded, from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day as displayed by Bloomberg (Bloomberg key-strokes: RBK Equity VAP) (or if such volume weighted average price is not available, the market value of one share on such measurement day as our board of directors determines in good faith using a volume weighted method).

Except as provided in the next paragraph, the cash and any shares of our common stock (including cash in lieu of fractional shares) due upon conversion of the New Securities will be delivered through the conversion agent on the third trading day following the last measurement day applicable to the New Securities being converted.

Conversion on or after April 17, 2024

If a holder surrenders New Securities for conversion on or after April 17, 2024, the conversion date will be deemed to be May 1, 2024. Upon such conversion, the holder will receive (i) the sum of the daily conversion values calculated for the five trading days ending on the trading day prior to the maturity date of the New Securities and (ii) accrued interest up to but excluding the maturity date. We will deliver to the holder the cash and shares of our common stock due upon conversion on the maturity date of the New Securities.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the New Securities participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	x	OS’
OS0

where:

CR0	= the conversion rate in effect immediately prior to such event

CR’	= the conversion rate in effect immediately after such event

OS0	= the number of shares of our common stock outstanding immediately prior to such event

OS’	= the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the closing price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’	=	CR0	x	OS0 + X
OS0 + Y

where:

CR0	= the conversion rate in effect immediately prior to such event

CR’	= the conversion rate in effect immediately after such event

OS0	= the number of shares of our common stock outstanding immediately prior to such event

X	= the total number of shares of our common stock issuable pursuant to such rights

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average closing price of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness, an extraordinary cash dividend or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above;

•	regular cash dividends or distributions in cash referred to in clause (4) below; and

•	distributions of rights to all holders of common stock pursuant to our shareholder rights plan,

then the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	x	SP0
SP0-FMV

where:

CR0 =	the conversion rate in effect immediately prior to such distribution

CR’ =	the conversion rate in effect immediately after such distribution

SP0 =	the average closing price per share of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for such distribution

FMV=	the fair market value (as determined by our Board of Directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make regular cash dividends to all or substantially all holders of our common stock in excess of $0.15 per share in any semi-annual period, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	x	SP0
SP0 - (C - $0.15)

where:

CR0 =	the conversion rate in effect immediately prior to the record date for such distribution

CR’ =	the conversion rate in effect immediately after the record date for such distribution

SP0 =	the average closing price per share of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for such distribution

C =	the amount in cash per share we distribute to holders of our common stock as a regular cash dividend in the applicable semi-annual period

For the purposes of this offering circular, “regular cash dividends” means the regular, fixed semi-annual cash dividends as declared by our Board of Directors as part of our dividend payment practice or stated cash dividend policy then in effect, whether publicly announced or not, and does not include any other dividends or distributions (such as any dividends designated by our board of directors as extraordinary, special or otherwise nonrecurring).

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’	=	CR0	x	AC + (SP’ x OS’)
OS0 x SP’

where:

CR0	= the conversion rate in effect on the date such tender offer expires

CR’	= the conversion rate in effect on the day next succeeding the date such tender offer expires

AC	= the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer

OS0	= the number of shares of our common stock outstanding immediately prior to the date such tender offer expires

OS’	= the number of shares of our common stock outstanding immediately after the date such tender offer expires

SP’	= the average closing price of our common stock for the five days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

The holders of New Securities will receive upon conversion of the New Securities into cash and, if applicable, shares of Reebok common stock, the rights under Reebok’s Rights Agreement or under any future rights agreement Reebok may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See “Description of our Common Stock.”

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Reebok; or

•	a sale or conveyance to another person of the property and assets of Reebok as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of New Securities will generally be entitled to convert their New Securities, subject to the conditions described above, into the same type of consideration received by common stock holders immediately prior to one of these types of events.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

We are permitted to increase the conversion rate of the New Securities by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

Exchange in Lieu of Conversion

We have the option of designating a financial institution to which the conversion agent will initially offer any New Securities surrendered to it for conversion for exchange in lieu of conversion. When a holder surrenders New Securities for conversion, the conversion agent will first offer the New Securities on behalf of the surrendering holder to the designated institution, if any, chosen by us for exchange in lieu of conversion. We expect that when the New Securities are convertible, the designated institution will submit to the conversion agent a non-binding offer to accept New Securities that have been surrendered for conversion.

In order to accept these New Securities, the designated institution must agree to deliver to the conversion agent as soon as practicable but in no event later than one trading day following the last measurement day applicable to the New Securities being converted the amount of cash and number of shares of our common stock equal to the full amount of cash (including cash in lieu of fractional shares) and, if applicable, number of shares, that would have been otherwise due upon conversion of the New Securities. The conversion agent will then deliver the amount of cash and, if applicable, the shares to the holder who surrendered the New Securities. Our designation of an institution to which New Securities may be submitted for exchange does not require that institution to accept any New Securities from the conversion agent. If the designated institution declines to accept any New Securities in whole or in part, those New Securities or parts of New Securities will be converted into the appropriate amount of cash and appropriate number of shares by the conversion agent.

If the designated institution agrees to accept any New Securities for exchange but does not timely deliver the appropriate cash amount and number of shares, the New Securities will be converted by the conversion agent as though the designated institution declined to accept the New Securities for exchange. Any New Securities accepted for exchange by the designated institution will remain outstanding.

We anticipate that we will initially designate Credit Suisse First Boston LLC as the institution to which offers described above will be made, although we may change this designation at any time.

Redemption of New Securities at the Option of Reebok

No sinking fund is provided for the New Securities. Prior to May 1, 2009, we cannot redeem the New Securities at our option. On or after May 1, 2009 and prior to May 1, 2010, we may redeem the New Securities at our option, in whole at any time, or in part from time to time, for cash at a redemption price equal of 100% of the principal amount of the New Securities being redeemed, together with accrued interest up to but not including the date of redemption, if the volume weighted average price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 125% of the conversion price on such trading day. On or after May 1, 2010, we may redeem the

New Securities at our option, in whole at any time, or in part from time to time, for cash at a redemption price equal to 100% of the principal amount of the New Securities plus accrued and unpaid interest up to but not including the date of redemption. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of New Securities.

If the redemption date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid to the record holder on the relevant record date.

If we redeem less than all of the outstanding New Securities, the trustee shall select the New Securities to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s New Securities is selected for partial redemption and the holder converts a portion of the New Securities, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of New Securities at the Option of the Holder

On May 1, 2009, May 1, 2010, May 1, 2014 and May 1, 2019, each holder may require us to purchase any outstanding New Security for which such holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their New Securities for purchase to the paying agent at any time from the opening of business on the date that is 25 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

We will purchase each outstanding New Security for which such holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of such New Security, together with accrued and unpaid interest up to but not including the redemption date. If the purchase date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid to the record holder on the relevant record date. We are required to pay the purchase price in cash.

Required Notices and Procedure

On a date not less than 25 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	the purchase price per $1,000 principal amount of New Securities; and

•	the procedures that holders must follow to require us to purchase their New Securities.

Simultaneously with our notice of purchase, we will disseminate a press release containing this information through any two of the following three news services: Reuter’s Economic Services, Bloomberg Business News and Dow Jones & Company Inc. We will also publish this information on our Web site or through such other public medium as we may use at that time.

The purchase notice given by each holder electing to require us to purchase New Securities must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

•	the certificate numbers of the holder’s New Securities to be delivered for purchase;

•	the aggregate principal amount of New Securities to be purchased; and

•	that the New Securities are to be purchased by us pursuant to the applicable provisions of the New Securities.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the certificate numbers of the New Securities being withdrawn;

•	the aggregate principal amount of the New Securities being withdrawn; and

•	the aggregate principal amount, if any, of the New Securities that remain subject to the purchase notice.

In connection with any purchase offer, we will:

•	comply in all material respects with any provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then apply; and

•	if required by applicable law, file Schedule TO or any other schedule under the Exchange Act.

Our obligation to pay the purchase price for a New Security as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the New Security, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the New Security to be paid promptly following the later of the purchase date or the time of delivery of the New Security.

If the paying agent holds money or securities sufficient to pay the purchase price of the New Security on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the New Security will cease to be outstanding and interest on such New Security will cease to accrue, whether or not the New Security is delivered to the paying agent. After the New Security ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the New Security.

The terms of our then-existing borrowing agreements may limit our ability to purchase New Securities with cash.

We may not purchase any New Securities at the option of holders if an event of default with respect to the New Securities, other than a default in the payment of the purchase price with respect to such New Securities, has occurred and is continuing.

Change in Control Permits Purchase of New Securities by Reebok at the Option of the Holder

In the event of a “change in control,” as defined below, each holder will have the right, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s New Securities in integral multiples of $1,000 principal amount. The purchase price for such New Security will equal the aggregate principal amount of such New Security plus the accrued interest to but excluding the date of purchase. We will be required to purchase the New Securities as of the date that is 45 business days after the occurrence of the change in control. We refer to this date in this prospectus as the “change in control purchase date.”

Within 30 days after a change in control occurs, we must mail a notice regarding the change in control to the trustee, to all holders of New Securities at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law. The notice must state, among other things:

•	the events causing a change in control;

•	the date of the change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion price and any adjustments to the conversion price;

•	that New Securities with respect to which a change in control purchase notice has been given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent so that it is received by the paying agent no later than the close of business on the fifth business day prior to the change in control purchase date. The purchase notice must state:

•	the certificate numbers of the New Securities to be delivered by the holder;

•	the portion of the aggregate principal amount of New Securities to be purchased; and

•	that we are to purchase such New Securities pursuant to the applicable provisions of the New Securities.

A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent so that it is received by the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

•	the certificate numbers of the New Securities being withdrawn;

•	the aggregate principal amount being withdrawn; and

•	the aggregate principal amount, if any, of the New Securities that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a New Security for which a holder has delivered, and not validly withdrawn, a change in control purchase notice is conditioned upon delivery of the New Security, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such New Security to be paid promptly following the later of the change in control purchase date or the time of delivery of such New Security.

If the paying agent holds money sufficient to pay the change in control purchase price of the New Security on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the New Security will cease to be outstanding and interest on such New Security will cease to accrue, whether or not the New Security is delivered to the paying agent. After the New Security has ceased to be outstanding, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the New Security.

Under the indenture, a “change in control” is deemed to have occurred at such time as:

•	any person, including our affiliates and associates, other than us, our subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of greater than 50% of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

•	any share exchange, consolidation or merger is consummated pursuant to which our common stock would be converted into cash, securities or other property, in each case other than any share exchange, consolidation or merger of our company in which the holders of our common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

A change in control will not be deemed to have occurred if at least 90% of the total consideration paid or exchanged for our shares is in the form of common stock of the acquiror or successor entity which is traded on a national exchange.

The indenture does not permit our board of directors to waive its obligation to purchase New Securities at the option of holders in the event of a change in control.

In connection with any purchase offer in the event of a change in control, we will:

•	comply in all material respects with any provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	if required by applicable law, file Schedule TO or any other schedule under the Exchange Act.

The change in control purchase feature of the New Securities may in certain circumstances make more difficult or discourage a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate common stock;

•	to obtain control of our company by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in other debentures. The terms of the change in control purchase feature resulted from our negotiations with the initial purchasers of the Old Securities.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the New Securities but that would increase the amount of our or our subsidiaries’ outstanding indebtedness.

We may not purchase New Securities at the option of holders upon a change in control if an event of default with respect to the New Securities, other than a default in the payment of the change in control purchase price with respect to the New Securities, has occurred and is continuing.

Merger and Sale of Assets by Reebok

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person; or the resulting, surviving or transferee person, if other than us, as the case may be, is organized and existing under the laws of:

(a)	the United States, any state thereof or the District of Columbia; or

(b)	any other country, if the merger, consolidation or other transaction would not impair the rights of holders;

•	the successor person assumes all of our obligations under the New Securities and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the New Securities and the indenture. Although the indenture permits these transactions, some of the transactions described above which occur on or prior to May 1, 2024 could constitute a change in control of our company and permit each holder to require us to purchase the New Securities of such holder as described above.

Events of Default

The following will be events of default for the New Securities:

•	default in payment of the principal amount, redemption price, purchase price or change in control purchase price with respect to any New Security when such amount becomes due and payable;

•	default in our obligation to pay any interest on any New Security when due and payable, and continuance of such default for a period of 30 days;

•	default in our obligation to convert any New Security into cash and, if applicable, shares of our common stock upon exercise of a holder’s conversion right and continuance of such default for 10 business days;

•	our failure to comply with any of our other agreements in the New Securities or the indenture upon our receipt of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the New Securities then outstanding and the failure to cure (or obtain a waiver of) such default within 90 days after receipt of such notice;

•	our default in the payment at final maturity, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, other than non-recourse indebtedness, in the principal amount then outstanding of $25 million or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within 10 business days after notice to us in accordance with the indenture; and

•	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the New Securities then outstanding may declare the principal amount plus the interest on the New Securities accrued through the date of such declaration to be immediately due and payable. Additionally, in the event of a default, any securities in book-entry form only at DTC will be exchanged for certificated securities registered in the name of the beneficial owner or its nominee. In the case of certain events of bankruptcy or insolvency of our company, the principal amount plus the interest on the New Securities accrued through the occurrence of such event shall automatically become and be immediately due and payable.

Modification

We, together with the trustee, may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the New Securities with the consent of the holders of at least a majority in aggregate principal amount of the New Securities then outstanding. However, without the consent of each holder, no supplemental indenture may:

•	change the record or payment dates for interest payments, reduce the rate of interest on any New Security or extend the time of payment;

•	extend the stated maturity of any New Security;

•	reduce the principal amount, redemption price, purchase price or change in control purchase price with respect to any New Security;

•	make any New Security payable in money or securities other than that stated in the New Security;

•	make any change that adversely affects the right of a holder to convert any New Security;

•	make any change that adversely affects the right to require us to purchase a New Security;

•	impair the right to convert, or receive payment with respect to, a New Security, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the New Securities; and

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Without the consent of any holder of New Securities, we, together with the trustee, may enter into supplemental indentures for any of the following purposes:

•	to evidence our successor and the assumption by that successor of our obligations under the indenture and the New Securities;

•	to add to our covenants for the benefit of the holders of the New Securities or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the New Securities;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the New Securities under the Securities Act and the qualification of the New Securities under the Trust Indenture Act as contemplated by the indenture;

•	to cure any ambiguity or inconsistency in the indenture.

No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in aggregate principal amount of the New Securities, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the New Securities.

The holders of a majority in aggregate principal amount of the outstanding New Securities may, on behalf of the holders of all New Securities:

•	waive our compliance with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of interest, the principal amount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any New Security or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding New Security affected.

Governing Law

The indenture and the New Securities are governed by, and will be construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association is the trustee, registrar, paying agent and conversion agent.

Book-Entry System

The New Securities will only be issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the New Securities for all purposes under the indenture. Owners of beneficial interests in the New Securities represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the New Securities, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. We and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The New Securities, represented by a global security, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days; or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DESCRIPTION OF OUR COMMON STOCK

The following description is a summary of the terms of our common stock. This description is not complete and is subject to the applicable provisions of Massachusetts law and our Articles of Organization and By-laws. We have authorized 250,000,000 shares of common stock. As of October 20, 2004, there were 58,147,458 shares of common stock outstanding.

General

All outstanding shares of common stock are, and those issued upon conversion of the New Securities if certain specified conditions are satisfied will be, validly issued, fully paid and nonassessable. As of October 20, 2004, there were 5,939 record holders of our common stock.

The transfer agent for our common stock is American Stock Transfer and Trust Company.

Voting Rights

Holders of common stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for additional shares. There are no cumulative voting rights, with the result that holders of more than 50% of the shares of common stock are able to elect 100% of the board of directors.

Dividends

Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. On September 3, 2003, we initiated payment of a semi-annual cash dividend of $0.15 per share on our common stock. While we currently intend to continue this semi-annual dividend policy, our payment of dividends in the future will be determined by our board of directors and will depend on business conditions, our financial condition and earnings and other factors.

Liquidation

On liquidation, dissolution or winding up of Reebok, the holders of our common stock are entitled to receive pro rata our net assets remaining after the payment of all creditors and liquidation preferences, if any.

Massachusetts Law and Certain Provisions of Our Restated Articles of Organization and By-laws

Our By-laws include a provision excluding us from the applicability of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An “interested stockholder” is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholders.

Massachusetts General Laws Chapter 156D, Section 8.06 (effective July 1, 2004) and its predecessor statute generally require that a publicly-held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute’s coverage.

As of our 2004 meeting, we agreed to exempt Reebok this requirement and to declassify our board of directors over a period of the next three years. Each of our directors up for re-election at our 2004 annual meeting was elected for a single year term. As the terms of each class expire, we will elect successors for a term of one year, and, beginning with the 2006 annual meeting, our board of directors will consist of one class of directors that will be elected annually.

Our By-laws include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The board of directors may amend our By-laws at any time to subject us to this statute prospectively.

Our Restated Articles of Organization, as amended, provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, authorized a loan of any of our assets to one of our officers or directors which is not repaid or derived an improper personal benefit from their action as directors. This provision does not eliminate director liability under federal securities laws or preclude non-monetary relief under state law. In addition, our By-laws provide that we may indemnify our directors and officers against all liabilities and expenses incurred in connection with service for us or on our behalf.

Rights Plan

On June 14, 1990, we declared a dividend of one common stock purchase right (a “Right”) for every outstanding share of our common stock. The Rights were distributed on June 29, 1990 to stockholders of record as of the close of business on that date. The terms of the Rights are set forth in a common stock Rights Agreement (the “Rights Agreement”) between Reebok and American Stock Transfer & Trust Company, as successor Rights Agent to The First National Bank of Boston (the “Rights Agent”). The Rights Agreement provides for the issuance of one Right for every share of common stock issued and outstanding on June 29, 1990 and for each share of common stock which is issued after that date and prior to the “Distribution Date” (as defined below).

Each Right entitles the holder to purchase from us one share of common stock at a price of $60 per share, subject to adjustment. The Rights will expire on June 14, 2010 (the “Expiration Date”), or the earlier redemption or exchange of the Rights, and are not exercisable until the Distribution Date.

Under the Rights Agreement, a Committee which consists of independent directors will review and evaluate the Rights Agreement at least once every three years to consider whether its maintenance continues to be in our best interests and the best interests of our stockholders and any of our other constituencies.

The Distribution Date will occur on the earlier of (i) the 10th business day following the later of the date of the first public announcement that a person, including affiliates or associates of such person (an “Acquiring Person”), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or the date on which one of our executive officers has actual knowledge that an Acquiring Person became such (the “Stock Acquisition Date”) or (ii) the 10th business day following commencement of a tender offer or exchange offer that would result in any Person or its affiliates and associates owning 15% or more of our outstanding common stock or (iii) such later date on or after such commencement date as may be determined by a majority of the Directors then in office. In such event, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

As long as the Rights are attached to the common stock, we will issue one Right with each newly issued share of common stock which may be issued pursuant to employee benefit plans, and may issue one Right with each newly issued share of common stock otherwise issued by us, so that all shares of common stock outstanding on the Distribution Date will have attached Rights.

If at any time after the Stock Acquisition Date, we are acquired in a merger or other business combination, or more than 50% of our assets or earnings power are sold, each holder of a Right will have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Also, in the event that any person or group of affiliated or associated persons (other than our company and our affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of our common stock (or, in certain circumstances, cash, property or other securities of our company) having a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a “Common Stock Event”), any Rights that are, (or under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliates, associates, or transferees of any Acquiring Person) shall immediately become null and void.

Our board of directors may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Declaration Date (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). The board of directors, however, may not effect an exchange at any time after any person (other than us, any of our subsidiaries, any of our or our subsidiaries’ employee benefit plans, or any entity holding our common stock for or pursuant to the terms of any such plan), together with all affiliates or associates of such person, becomes the Beneficial Owner of 50% or more of our common stock then outstanding. Immediately upon the action of the board of directors ordering the exchange of any Rights and without any further action or notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of common stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio. Any such actions by the board of directors shall be by a majority of the directors then in office.

At any time prior to the earlier of the Distribution Date or Expiration Date, we, by a majority vote of the directors then in office, may redeem all but not less than all of the Rights at a redemption price of $.01 per Right (the “Redemption Price”), as described in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences of the exchange of Old Securities for the New Securities pursuant to the exchange offer (referred to as the “Exchange”). Due to the complexity of the tax laws of the United States and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the Exchange and the ownership and disposition of the Old Securities, New Securities and common stock received in connection with such securities under the laws of any federal, state, local or other taxing jurisdiction.

The discussion set forth below applies only to the beneficial owners of the Old Securities (“Holders”) that receive the New Securities in exchange for Old Securities pursuant to the Exchange or, with respect to the discussion under “Tax Consequences for Holders Not Participating in the Exchange,” Holders who do not exchange their Old Securities pursuant to the Exchange. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of the Exchange or of holding Old Securities, New Securities or common stock. Moreover, this summary deals only with Holders who hold the Old Securities, New Securities or common stock received in connection with such securities as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, certain former U.S. citizens or residents, persons holding the Old Securities or New Securities as a position in a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction for tax purposes or persons that are U.S. persons for United States federal income tax purposes that have a functional currency other than the U.S. dollar. Further, this discussion does not address the consequences under United States alternative minimum tax rules, United States federal estate or gift tax laws, the laws of any U.S. state or locality, or any foreign tax laws. Accordingly, holders are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of the Exchange and of ownership and disposition of the Old Securities, the New Securities and common stock received in connection with such securities, under the United States federal tax laws and the laws of any relevant state, local or non-United States taxing jurisdiction.

If a partnership, including for this purpose any entity treated as a partnership for United States tax purposes, is a beneficial owner of Old Securities, New Securities or common stock received in connection with such securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A Holder that is a partnership, and partners in such a partnership, should consult their tax advisors about the United States federal income tax consequences of the Exchange and holding and disposing of Old Securities, New Securities or common stock received in connection with such securities.

Tax Consequences of Exchange for Holders Participating in the Exchange and Treatment of New Securities. Generally, the exchange of an old debt instrument for a new debt instrument will result in an “exchange” for United States federal income tax purposes (which we will refer to as a “Tax Exchange”) only if there is deemed to be a significant modification of the Old Securities. The relevant Treasury regulations provide that a modification of a debt instrument is a significant modification only if, based on all of the facts and circumstances, the legal rights and obligations of the new debt instrument differ from those of the old debt instrument to a degree that is economically significant. Because there is no authority interpreting the relevant Treasury regulations, their application to the Exchange is unclear. Nevertheless, the Company believes and intends to take the position that the modifications to the Old Securities resulting from the Exchange will not constitute a significant modification of the Old Securities, and, therefore, the Company intends to treat the Exchange as not resulting in a Tax Exchange of the Old Securities for the New Securities. That position, however, is uncertain and could be challenged by the IRS.

If, consistent with our position, the Exchange does not constitute a significant modification of the Old Securities, the Exchange will not be treated as a Tax Exchange and the New Securities will be treated as a continuation of the Old Securities. In that case there will be no United States federal income tax consequences to a Holder who exchanges Old Securities for New Securities pursuant to the Exchange, and any such Holder will have the same adjusted tax basis and holding period in the New Securities as it had in the Old Securities immediately before the Exchange. Pursuant to the indenture relating to the New Securities, the Holders have agreed to treat the New Securities as indebtedness that is a cotinuation of the Old Securities and that is subject to the Treasury regulations governing contingent payment debt instruments, to be bound by our application of the Treasury regulations that govern contingent payment debt instruments and to continue to accrue interest in the same manner and amount as for the Old Securities unless otherwise required by law. Pursuant to this agreement and to the Treasury regulations that govern contingent payment debt instruments, each Holder will be required to accrue interest on a constant yield to maturity basis at a rate of 4.61% compounded semiannually, with the result that a Holder will recognize taxable income significantly in excess of the stated interest and contingent interest, if any, that is paid or accrued while the New Securities are outstanding. In addition, under the contingent payment debt instrument rules, a Holder will generally be required to recognize as ordinary income the gain, if any, realized on a sale, exchange, conversion or repurchase of the New Securities.

There can be no assurance that the IRS will not challenge our treatment of the Exchange. If, contrary to our position, the Exchange constitutes a significant modification of the Old Securities, the Exchange will be treated as a Tax Exchange. Although the status of the Tax Exchange is not free from doubt, the Company believes (and would take the position that) such a Tax Exchange would constitute a recapitalization for United States federal income tax purposes. Whether such a Tax Exchange qualifies as a recapitalization depends on, among other things, whether the Old Securities and the New Securities constitute “securities” for United States federal income tax purposes. The rules for determining whether debt instruments such as the Old Securities and New Securities are securities are unclear. The term “security” is not defined in the Code or Treasury regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors. Although a debt instrument with a term of more than ten years is generally considered to be a security, no authority clearly addresses the impact on security treatment of put and call features of the type included in the Old Securities and the New Securities. Nevertheless, the Company believes that the Old Securities and the New Securities constitute securities for United States federal income tax purposes. Accordingly, the Company would take the position that a Tax Exchange would constitute a recapitalization. Consistent with this position, a Holder generally would not recognize any gain or loss as a result of a Tax Exchange and, upon such a Tax Exchange (i) such Holder’s adjusted tax basis in the New Securities generally would equal the Holder’s adjusted tax basis in the Old Securities and (ii) a Holder’s holding period in the New Securities would include the Holder’s holding period in the Old Securities. As discussed below, if there is a Tax Exchange the tax consequences of holding the New Securities could be significantly different from the tax consequences of holding the Old Securities.

If such a Tax Exchange were not treated as a recapitalization, the Tax Exchange would be a fully taxable transaction. Gain or loss would generally be calculated by treating either the fair market value (if the New Securities are considered to be traded on an established market) or the issue price (as determined for tax purposes) of the New Securities as the amount realized in the transaction. Any such gain generally would be treated as ordinary interest income, and any such loss generally would be treated as capital loss (except to the extent of interest previously included in income) and would be long term capital loss if the Old Securities were held for more than one year. In addition, in such a case, a Holder’s holding period in the New Securities would begin the day after the Exchange, and a Holder’s tax basis in the New Securities generally would equal the fair market value or issue price (as determined above) of the New Securities.

If, contrary to our position, the Exchange is treated as a Tax Exchange, the New Securities would be treated as newly issued securities. In that case, the tax rules applicable to the New Securities may materially differ from the tax rules applicable to the Old Securities. Among other things, the Holders may be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Securities, may have significantly different treatment upon conversion of the New Securities, and may have a significantly different basis in their New Securities and/or our common stock acquired upon conversion of the New Securities.

Holders are urged to consult their own tax advisors regarding the consequences to them of the ownership, sale, exchange, conversion or redemption of New Securities if the Exchange is treated as a Tax Exchange.

Tax Consequences for Holders Not Participating in the Exchange. A Holder that does not participate in the Exchange will have no United States federal income tax consequences as a result of the Exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Securities for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those New Securities. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for the resale of New Securities received in exchange for Old Securities where those Old Securities were acquired as a result of market-making or other trading activities.

We will not receive any proceeds from any sale of New Securities by broker-dealers or any other persons. New Securities received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Securities or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or a negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Securities. Any broker-dealer that resells New Securities that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of such New Securities may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Securities and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you are an affiliate of Reebok or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the New Securities, you may be required to comply with the registration requirements of the Securities Act in connection with any resale transaction involving the New Securities.

LEGAL MATTERS

The validity of the New Securities and the common stock issuable upon conversion of the New Securities will be passed upon for Reebok by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Reebok appearing in Reebok’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OFFER TO EXCHANGE

$350,000,000 Principal Amount of Our

Series B 2% Convertible Debentures due May 1, 2024

for all outstanding

2% Convertible Debentures due May 1, 2004

The exchange agent for the exchange offer is:

U.S. Bank National Association

By Facsimile:	By Mail, Hand or Overnight Delivery:
(651) 495-8158	U.S. Bank National Association
60 Livingston Avenue
For Information or Confirmation by Telephone:	Attn.: Specialized Finance
800-934-6802	St. Paul, Minnesota 55107

Questions, requests for assistance and requests for additional copies of this prospectus and the related letter of transmittal may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The information agent for the exchange offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

(800) 322-2885 (Toll Free)

The dealer manager for the exchange offer is:

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York, New York 10010

Telephone: (212) 325-2130

Facsimile: (212) 325-4585

PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2004

(To Prospectus dated October 26, 2004)

OFFER TO EXCHANGE

$350,000,000 Principal Amount of our

Series B 2% Convertible Debentures due May 1, 2024

for all our outstanding

2% Convertible Debentures due May 1, 2024

Subject to the Terms and Conditions described in the Prospectus

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

You should read the following summary consolidated financial information in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto incorporated by reference into the Prospectus dated October 26, 2004 (as further amended or supplemented, the “Prospectus”), as supplemented by this Prospectus Supplement, from our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The consolidated statement of income data and consolidated balance sheet data set forth below for each of the years ended December 31, 2003 and 2002 are derived from, and are qualified by reference to, the consolidated audited financial statements and notes thereto incorporated by reference into the Prospectus. The consolidated statement of income data set forth below for the nine months and three months ended September 30, 2004 and 2003, and the consolidated balance sheet data as of September 30, 2004 and 2003 are derived from, and are qualified by reference to, our condensed consolidated financial statements and notes thereto incorporated by reference into the Prospectus, which are unaudited but which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. Interim results may not be indicative of results of the remainder of the year. Historical results are not necessarily indicative of our future results of operations or financial performance. For more complete financial information, please see our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 at the SEC’s web site at http://www.sec.gov or otherwise as described under “Where You Can Find More Information” in the Prospectus.

	Year Ended December 31,		Nine Months Ended September 30,		Three Months Ended September 30,
	2003	2002	2004	2003	2004	2003
	(In thousands, except ratios and per share data)
Consolidated Statements of Income Data:
Net sales	$3,485,316	$3,127,872	$2,810,158	$2,641,701	$1,164,733	$1,040,845
Costs and expenses:
Cost of sales	2,147,111	1,930,203	1,687,639	1,625,471	694,110	629,110
Selling, general and administrative	1,085,841	982,220	883,350	808,862	346,109	312,183
Special charges (credits)	—	(407)	—	—	—	—
Loss on early extinguishment of debt	—	—	10,228	—	—	—
Interest expense, net	25,590	23,848	18,268	19,576	5,872	6,261
Interest income	(8,183)	(9,319)	(8,815)	(6,437)	(1,606)	(1,680)
Other expense, net	805	5,940	4,237	533	(489)	7

Income before income taxes, minority interest and cumulative effect of change in accounting principle	234,152	195,387	215,251	193,696	120,737	94,964
Net income before cumulative effect of change in accounting principle	157,254	131,528	144,683	129,133	81,826	62,692
Cumulative effect of change in accounting principle	—	(5,070)	—	—	—	—

Net income	$157,254	$126,458	$144,683	$129,133	$81,826	$62,692

Cash dividends per common share	$.15	$—	$.30	$.15	$.15	$.15
Basic earnings per share:
Before cumulative effect of change in accounting principle	$2.65	$2.21	$2.50	$2.18	$1.40	$1.06
Cumulative effect of change in accounting principle	—	(.09)	—	—	—	—

Basic earnings per share	$2.65	$2.12	$2.50	$2.18	$1.40	$1.06

Diluted earnings per share:
Before cumulative effect of change in accounting principle	$2.43	$2.04	$2.34	$1.99	$1.36	$.96
Cumulative effect of change in accounting principle	—	(.07)	—	—	—	—

Diluted earnings per share	$2.43	$1.97	$2.34	$1.99	$1.36	$.96

Computation of Ratio of Earnings to Fixed Charges:
Earnings:
Pretax income	$229,373	$192,098	$210,334	$188,985	$118,651	$92,530
Add:
Interest on indebtedness	25,590	23,848	18,268	19,576	5,872	6,261
Amortization of debt discount and issuance costs	447	441	359	336	162	111
Portions of rent representative of the interest factor	19,443	19,393	14,795	14,582	5,073	4,861

Income as adjusted	$274,853	$235,780	$243,756	$223,479	$129,758	$103,763

Fixed charges:
Interest on indebtedness	$25,590	$23,848	$18,268	$19,576	$5,872	$6,261
Amortization of debt discount and issuance costs	447	441	359	336	162	111
Portions of rent representative of the interest factor	19,443	19,393	14,795	14,582	5,073	4,861

Fixed charges	$45,480	$43,682	$33,422	$34,494	$11,107	$11,233

Ratio of Earnings to Fixed Charges	6.04	5.40	7.29	6.48	11.68	9.24

	December 31,		September 30,
	2003	2002	2004	2003
	(In thousands, except per share data)
Consolidated Balance Sheet Data (End of Period):
Working capital	$1,160,862	$1,033,647	$1,033,384	$1,143,207
Total assets	1,989,742	1,860,772	2,285,938	1,968,249
Current assets	1,726,850	1,613,567	1,779,048	1,718,951
Noncurrent assets	262,892	247,205	506,890	249,298
Current liabilities	565,988	579,920	745,664	575,744
Noncurrent liabilities	390,044	396,282	394,455	397,512
Long-term debt, inclusive of current portion	353,388	353,454	459,441	353,208
Minority interest and other long-term liabilities	36,819	42,953	35,184	44,448
Stockholders’ equity	1,033,710	884,570	1,145,819	994,993

Book Value Per Share			$19.60